UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Nortel and Alvarion Combine Strengths in a Strategic WiMAXTM Agreement Joint End-to-End WiMAX Solution Will Offer Operators Broader Coverage and More Capacity. Dated June 11th, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11th, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Nortel and Alvarion Combine Strengths in a Strategic WiMAXTM Agreement
Joint End-to-End WiMAX Solution Will Offer Operators Broader Coverage
and More Capacity

TORONTO and TEL AVIV – Nortel* [NYSE/TSX: NT] and Alvarion**® Ltd. [NASDAQ:ALVR] entered into a joint strategic WiMAX agreement to create an end-to-end WiMAX solution to meet the needs of the evolving wireless broadband market. The Nortel and Alvarion mobile WiMAX solution is expected to combine industry-leading technologies from both companies to allow operators around the globe – including well-established service providers and new entrants to the wireless market – to simply and efficiently deliver high-speed wireless broadband for a variety of applications, mobile or nomadic, including VoIP, streaming music, and HD video.

The joint solution features the integration of Alvarion’s advanced radio access network technology, which has been proven in over 200 commercial WiMAX deployments, with Nortel’s core network solutions, backhaul solutions, applications such as Nortel’s number one carrier VoIP solution, and professional services. The Nortel and Alvarion WiMAX solution will allow operators to offer high speed wireless Internet access across large areas, including those currently underserved by broadband capabilities. The joint WiMAX solution will also provide the speed and capacity to help operators meet the exploding demand for true mobile broadband.

“Wireless broadband is one of the fastest growing opportunities in the telecommunications market,” said Richard Lowe, president, Carrier Networks, Nortel. “Early movers in this market are looking for a high quality, turnkey WiMAX solution that delivers vast coverage in a cost-effective way and meets growing demand for true mobile broadband that can support new services like streaming music and mobile TV. The collaboration between Nortel and Alvarion will allow both companies to deliver on these needs quickly and efficiently with a world class WiMAX solution that is based on the best technology from each. The solution will also include Nortel services, ranging from network consulting, design and deployment to full network management, to help customers maximize network investments by providing the flexibility to handle changing coverage, capacity and other unique requirements.”

“Nortel and Alvarion, both innovators in the wireless arena, are coming together to respond to the demand for WiMAX solutions in all regions of the world,” said Tzvika Friedman, president and chief executive officer, Alvarion. “Alvarion’s mature, extensively deployed WiMAX radio access network solution, together with Nortel’s core network technology, applications and services will address the requirements of large WiMAX projects with the combined strength of both organizations. In keeping with our strategy of best of breed collaborations, this initiative will also allow us to tailor solutions and applications for specific customer needs. The platform offers WiMAX solutions for multiple frequency bands thus leveraging economies of scale from global deployments, expected to result in a lower cost of ownership for the customers.”

The agreement also covers the resale by Nortel of the Alvarion platform of WiMAX access products in order to form the end-to-end solution for customers.  Alvarion’s development of its portfolio of leading-edge WiMAX base stations will be accelerated by Nortel’s contribution of resources, expertise, and funding to enhance the development of the joint solution. Both companies will also work together to perform Interoperability Testing (IOT). Alvarion will focus on device to network interoperability testing and Nortel will concentrate on the end-to-end network integration with the IP core, and applications. In order to incentivize the parties to engage in these activities, during the term of the agreement, Alvarion will be Nortel’s exclusive supplier of WiMAX IEEE 802.16e base stations and both parties have agreed to designate account leads in order to go to market in the most efficient and effective manner.

For additional insight on Nortel and Alvarion’s strategic WiMAX agreement please listen to this podcast (http://podcast.nortel.com/podcasts/Nortel_Alvarion_7054.mp3) featuring Richard Lowe and Tzvika Friedman.

About Alvarion

Alvarion is the largest WiMAX pure player, ensuring customer long-term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion boasts over 200 commercial WiMAX deployments worldwide. For more information, visit Alvarion on the Web at (www.alvarion.com).

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the agreement to generate increased sales as anticipated; failure of market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” is the registered trademarks of Alvarion Ltd.

“OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.

About Nortel

Nortel is a recognized leader in delivering communications capabilities that make the promise of Business Made Simple a reality for our customers. Our next-generation technologies, for both service provider and enterprise networks, support multimedia and business-critical applications. Nortel’s technologies are designed to help eliminate today’s barriers to efficiency, speed and performance by simplifying networks and connecting people to the information they need, when they need it. Nortel does business in more than 150 countries around the world. For more information, visit Nortel on the Web at www.nortel.com. For the latest Nortel news, visit www.nortel.com/news.

Certain statements in this press release may contain words such as “could”, “expects”, “may”, “anticipates”, “believes”, “intends”, “estimates”, “targets”, “envisions”, “seeks” and other similar language and are considered forward-looking statements or information under applicable securities legislation. These statements are based on Nortel’s current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which Nortel operates. These statements are subject to important assumptions, risks and uncertainties, which are difficult to predict and the actual outcome may be materially different. The assumptions, although considered reasonable by Nortel at the date of this press release, may prove to be inaccurate and consequently Nortel’s actual results could differ materially from its expectations set out in this press release. Further, actual results or events could differ materially from those contemplated in forward-looking statements as a result of the following (i) risks and uncertainties relating to Nortel’s business including: significant competition, competitive pricing practice, cautious capital spending by customers as a result of factors including current economic uncertainties, industry consolidation, rapidly changing technologies, evolving industry standards, frequent new product introductions and short product life cycles, and other trends and industry characteristics affecting the telecommunications industry; any material, adverse affects on Nortel’s performance if its expectations regarding market demand for particular products prove to be wrong; the sufficiency of recently announced restructuring actions; any negative developments associated with Nortel’s suppliers and contract manufacturing agreements including our reliance on certain suppliers for key optical networking solutions components; potential penalties, damages or cancelled customer contracts from failure to meet delivery and installation deadlines and any defects or errors in Nortel’s current or planned products; fluctuations in foreign currency exchange rates; potential higher operational and financial risks associated with Nortel’s efforts to expand internationally; potential additional valuation allowances for all or a portion of Nortel’s deferred tax assets if market conditions deteriorate or future results of operations are less than expected; a failure to protect Nortel’s intellectual property rights, or any adverse judgments or settlements arising out of disputes regarding intellectual property; any negative effect of a failure to maintain integrity of Nortel’s information systems; changes in regulation of the telecommunications industry or other aspects of the industry; any failure to successfully operate or integrate strategic acquisitions, or failure to consummate or succeed with strategic alliances; Nortel’s potential inability to attract or retain the personnel necessary to achieve its business objectives or to maintain an effective risk management strategy; (ii) risks and uncertainties relating to Nortel’s liquidity, financing arrangements and capital including: any inability of Nortel to manage cash flow fluctuations to fund working capital requirements or achieve its business objectives in a timely manner or obtain additional sources of funding; high levels of debt, limitations on Nortel capitalizing on business opportunities because of senior notes covenants, or on obtaining additional secured debt pursuant to the provisions of indentures governing certain of Nortel’s public debt issues; Nortel’s below investment grade credit rating; any increase of restricted cash requirements for Nortel if it is unable to secure alternative support for obligations arising from certain normal course business activities, or any inability of Nortel’s subsidiaries to provide it with sufficient funding; any negative effect to Nortel of the need to make larger defined benefit plans contributions in the future or exposure to customer credit risks or inability of customers to fulfill payment obligations under customer financing arrangements; or any negative impact on Nortel’s ability to make future acquisitions, raise capital, issue debt and retain employees arising from stock price volatility and any declines in the market price of Nortel’s publicly traded securities; and (iii) risks and uncertainties relating to Nortel’s prior restatements and related matters including: any negative impact on Nortel and NNL of such restatements; legal judgments, fines, penalties or settlements related to the ongoing criminal investigations of Nortel in the U.S. and Canada; the significant dilution of Nortel’s existing equity positions resulting from the approval of its class action settlement; or any significant pending or future civil litigation actions not encompassed by Nortel’s class action settlement. For additional information with respect to certain of these and other factors, see Nortel’s Annual Report on Form10-K, Quarterly Reports on Form 10-Q and other securities filings with the United States Securities and Exchange Commission. Unless otherwise required by applicable securities laws, Nortel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

-end-

*Nortel, the Nortel logo and the Globemark are trademarks of Nortel Networks.

**This is a 3rd party link as described in our Web linking practices.

Use of the terms “partner” and “partnership” does not imply a legal partnership between Nortel and any other party.